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                                   File Nos. 70-7950/70-8555



                   CERTIFICATE OF NOTIFICATION

                            (Rule 24)

                SECURITIES AND EXCHANGE COMMISSION

                                BY

               NEES GLOBAL TRANSMISSION, INC. (NGT)
     (Formerly New England Electric Resources, Inc. (NEERI))

     In accordance with the orders of the Securities and Exchange
Commission dated September 4, 1992 and May 15, 1995, the following is a report for the second quarter of 1997:

     1. Effective July 1, 1997, NEERI changed its name to NEES Global Transmission, Inc. (NGT). NGT is a Massachusetts corporation which was formed in January 1992. NGT was not capitalized until October 13, 1992 when one thousand shares of NGT common stock were issued to New England Electric System (NEES).

          To assist Nantucket Electric Company (NEC) in meeting its short-term needs for reliable energy, NGT provided materials, delivery, installation, interconnection and start-up testing services for a fully automated two unit diesel driven electric generating plant at the existing NEC Airport Generating Station. The agreement provided for billing over a three year period at $25,070 per month. As of May 31, 1997, the balance was paid in full.

          NGT is a party to an agreement with a company located in Pennsylvania to provide ongoing work as a subcontractor for electric meter retrofit services.
          The work took place in Massachusetts. $70,000 was recognized in the second quarter.

          NGT is a party to three agreements to provide construction related services at job sites in Massachusetts and Minnesota. A total of $10,000 was recognized under these contracts in the second quarter of 1997.
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     2.   As of June 30, 1997, NEES had purchased 1,000 shares of
          NGT common stock and made subordinated loans totaling $10,200,000 to NGT.

     3. As of June 30, 1997, NGT employed no permanent personnel. However, during the three month period ending June 30, 1997, 81 employees of associated companies of NEES billed portions of their time to NGT.

     4. As of June 30, 1997, NGT had not purchased or received from associated companies of NEES any intellectual property.

     5. During the three month period ending June 30, 1997, NGT received legal, financial, and other administrative services from New England Power Service Company, amounting to $847,000.

     6. In July, 1996 NEERI International, a wholly-owned subsidiary of NGT, was formed under the laws of the Cayman Islands. NGT owns two shares of NEERI International, which will serve as a Project Parent for prospective EWG/FUCO investments under File No. 70-8783. NEERI International has no employees. In the quarter ending June 30, 1997, NEERI International had no revenues, but had $717,000 in expenses related to FUCO project development.

     7. Attached in Exhibits A through C are the consolidated financial statements of NGT. These statements include a balance sheet, income statement, and statement of cash flows. All significant intercompany transactions have been eliminated.

          In May, 1995 NGT invested $1,000,000 in Separation Technologies, Inc. (STI). This investment is in the form of 153,846 shares of 6% cumulative convertible preferred stock. NGT also provides maintenance services for STI equipment on an as needed basis, for which no revenues were recognized in the second quarter of 1997.

          In July, 1996 NGT invested $475,000 in Monitoring
          Technologies, Inc.   This investment is in the form of
          271,429 shares of Series E convertible preferred stock.
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                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File Nos. 70-7950 and 70-8555) to be signed on its behalf by the undersigned officer thereunto duly authorized.


                           NEES GLOBAL TRANSMISSION, INC.


                                 s/John G. Cochrane

                           By: _________________________________
                               John G. Cochrane
                               Treasurer


Date: August 27, 1997